January 24, 2017

Ms. Tiffany Piland Posil

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Edgewater Technology, Inc.
Definitive Additional Soliciting Material
Filed January 10, 2017
File No. 000-20971

Dear Ms. Piland Posil:

Edgewater Technology, Inc., a Delaware corporation (“Edgewater Technology”), is submitting this letter in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated January 11, 2017, with respect to the above-referenced Definitive Additional Soliciting Material filed by Edgewater Technology on January 10, 2017 (the “Soliciting Material”), which has been filed in connection with Edgewater Technology’s Definitive Consent Revocation Statement.

On January 23, 2017, Edgewater Technology filed a revised version of the Soliciting Material (“the Revised Investor Presentation”) as additional soliciting material.

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the response to the comment. Unless otherwise indicated, page references in the response set forth below are to the pages of the Revised Investor Presentation as filed on EDGAR.

Investor Presentation

1.	Please avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. Please provide us with the factual foundation for the following disclosure: “Ancora[’s] … nominees fundamentally lack credibility.”

Response: In response to the Staff’s comment, the applicable statement in the Soliciting Material has been removed. Please see page 6 of the Revised Investor Presentation.

*    *    *

Tiffany Piland Posil

U.S. Securities and Exchange Commission

January 24, 2017

If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (781) 246-6984.

Very truly yours,

/s/ Timothy R. Oakes
Timothy R. Oakes Chief Financial Officer Edgewater Technology, Inc.

cc:	James P. Dougherty, Esq., Jones Day

James R. Burke, Esq., Hinckley Allen

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